

October 8, 2013

Via E-mail
Richard E. Dyer
President and Chief Executive Officer
Edgewater Bancorp, Inc.
321 Main Street
St. Joseph, Michigan 49085

> **Re:** **Edgewater Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 12, 2013**
> **File No. 333-191125**

Dear Mr. Dyer:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Cover Page

1. Please describe any escrow arrangement the Company has entered or intends to enter in conjunction with the mini-maxi offering. Make corresponding revisions where necessary.

Prospectus Summary, page 1

Shift in Business Strategy, page 3

2. We note the reference to the Company's "unique geographical market area." Please describe how the market area is unique, including the key economic drivers that impact the areas performance and consequently impact your financial results and risks. Make corresponding

revisions to your disclosure in the Management's Discussion and Business sections as appropriate.

Purchases by Executive Officers and Directors, page 11

3. Please state, if true, that the Company's officers and directors will be subject to the same purchase limitations as other participants in the offering, including minimum and maximum subscription limitations.

Delivery of Stock Certificates, page 13

4. We note that stock purchasers may not be able to sell their shares until they receive their stock certificates, which may occur after the stock has begun trading. Please include this discussion as a risk factor.

Taxation, page 15

5. Revise this section to clarify that Luse Gorman has opined that it is more likely than not that depositors receiving subscription rights will not be taxed.

Risk Factors, page 17

We incurred a net loss for the six months ended June 30, 2013…, page 17

6. We note that the Company could face "adverse regulatory actions" if it fails to maintain compliance with the IMCR. Please provide further detail about the effects of non-compliance with the IMCR, including a discussion of possible regulatory actions. Make corresponding revisions where necessary.

A significant portion of our loans are commercial real estate, multi family, construction and land and commercial and industrial loans…, page 18

7. Revise this risk factor to discuss, in more detail, the composition of the non-residential loans in your portfolio. For instance, please provide a more detailed breakdown of your out of market construction loans as mentioned on page 54.

How We Intend to Use the Proceeds From the Offering, page 40

8. On page 22, you indicate that you intend to withdraw from your current defined benefit pension plan. You go on to indicate that the current estimate from the plan administrator is that the cost of withdrawing from the plan will be $1.65 million. Please revise this section to discuss the use of the funds from this offering in order to withdraw from the plan and the resulting impact on Edgewater Banks capital ratios

Management's Discussion and Analysis…, page 51

Business Strategy, page 52

9. In the first paragraph on page 53, you indicate that a third party has reviewed 47.5% of your loan portfolio. In order for investors to better understand the impact of your changes in credit evaluation, please discuss any material variances between the third party review and your internal risk ratings for the loans.

10. Revise this section to discuss any material changes in your credit quality for newer vintage loans originated under your new underwriting procedures compared to the performance of prior loans over the same period.

Net Loans, page 59

11. We note that, despite the Bank's efforts to reduce its construction and land loan lending, the construction and land loan portfolio increased by 81.7% for the six months ended June 30, 2013 compared to the year ended December 31, 2012. Please reconcile this disclosure with the Company's strategy to reduce construction and land development lending.

Business

Market Area, page 74

12. Since most of you loans are secured by real-estate within your market area, please revise this section to discuss the health of the local market for real estate. In particular, please discuss the foreclosure rate and the recent trend in home values. Make conforming changes to the last risk factor on page 18 and the first risk factor on page 19.

13. On pages 53 and 54, you discuss new business initiatives that you intend to undertake as part of your new business strategy. Please revise this section, or another appropriate section, to discuss how you determined that the local market presented opportunities to offer these new loan programs, including vehicle loans, rural development and SBA loans as well as lending to the medical community in your market area.

Management, page 120

Subscription by Directors and Executive Officers, page 136

14. Please include columns that describe the ownership at midpoint, maximum and adjusted maximum offering ranges.

Marketing and Distribution; Compensation, page 150

15. Please disclose any material relationship between Sterne, Agee & Leach, Inc. and the Company, other than its engagement as selling agent for this conversion.

Material Income Tax Consequences, page 158

16. Please state that the tax opinion of counsel is included as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Schroeder at (202) 551-3294 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   <u>Via E-mail</u>
Adam Wheeler
Luse Gorman Pomerenk & Schick, P.C.